Exhibit 99.1

Privileged & Confidential

Prepared at the request of counsel

Assertio Announces Amended and Restated Merger Agreement with Garda Therapeutics

Increased All-Cash Tender Offer Price of $21.80 per share – or $153.2 Million

New Tender Offer Price Represents 21.1% Premium to Prior Offer

LAKE FOREST, Ill., May 4, 2026 — Assertio Holdings, Inc. (Nasdaq: ASRT) (“Assertio” or the “Company”) today announced that, on May 1, 2026, Assertio and Garda Therapeutics (“Garda”) entered into an Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Garda has increased its offer to acquire all outstanding shares of Assertio to $21.80 per share in cash with no contingent value right.

The increased offer represents a 21.1% premium to Garda’s original offer on April 8, 2026, and a 63.1% premium to the Company’s unaffected stock price on March 20, 2026 – the day before a significant share price and trading volume movement.

The revised offer follows engagement with multiple parties during the Company’s “window-shop” period, including the receipt of a Superior Proposal, after which the Company negotiated in good faith with Garda as required by the terms of the merger agreement. The increased consideration and the revised Merger Agreement with Garda provides greater cash consideration to Assertio’s stockholders, and includes increased and fully-committed equity and debt financing commitments. After careful consideration, Assertio’s Board of Directors determined that Garda’s increased offer represents the most favorable outcome for Assertio’s stockholders.

Heather Mason, Chair of the Assertio Board of Directors, stated: “We are pleased with this outcome, which reflects the Board’s focus throughout this disciplined and comprehensive process on delivering the best possible result for Assertio’s stockholders. Garda’s decision to increase its offer underscores both the competitive dynamics of the process and the underlying value of Assertio. We would like to thank everyone involved for their dedication and execution throughout this process.”

Transaction Overview

Under the terms of the amended agreement, Garda will acquire all outstanding shares of Assertio for $21.80 per share in cash. The Merger Agreement does not include a contingent value right. The transaction is expected to close in the second quarter of 2026 and remains subject to customary closing conditions, including the tender of a majority of Assertio’s outstanding shares.

Following the successful completion of the tender offer, Garda will acquire any remaining shares through a second-step merger at the same price of $21.80 per share in cash. Upon completion of the transaction, Assertio’s common stock will no longer be listed on Nasdaq.

Assertio will file a current report on Form 8-K with the U.S. Securities and Exchange Commission (the “SEC) containing a summary of terms and conditions of the Merger Agreement. The Company also expects to file a Schedule 14D-9 with the SEC in connection with the tender offer, which will include additional information regarding the transaction and the strategic review process.

On April 8, 2026, Assertio completed the previously announced sale of its non-Rolvedon® assets to Cosette Pharmaceuticals, further streamlining the Company and supporting the transaction with Garda.

First Quarter Conference Call

In light of the announced transaction, Assertio will not host a conference call and webcast to discuss the Company’s financial and operating results for the first fiscal quarter of 2026. The call is not expected to be rescheduled. In addition, the Company is withdrawing its previously disclosed 2026 guidance in connection with the transaction. Assertio expects to file its Form 10-Q for the first quarter of 2026 on or before May 11, 2026.

Privileged & Confidential

Prepared at the request of counsel

Advisors

Moelis & Company LLC is serving as financial advisor, Gibson, Dunn & Crutcher LLP as legal counsel, and Longacre Square Partners as strategy and communications advisor to Assertio.

About Assertio

Assertio is a pharmaceutical company with comprehensive commercial capabilities offering differentiated products designed to address patients’ needs. Our focus is on supporting patients by marketing products primarily in the oncology market. To learn more about Assertio, visit www.assertiotx.com.

Investor and Media Contact

Longacre Square Partners

assertio@longacresquare.com

Additional Information and Where to Find It

The tender offer described in this communication has not yet commenced. This communication is for information purposes only and is neither an offer to buy nor a solicitation of an offer to sell any securities of Assertio Holdings, Inc. (“Assertio”), nor is it a substitute for the tender offer materials that Garda Therapeutics, Inc. (“Garda”) and its wholly owned acquisition subsidiary, Audi Merger Sub, Inc. (“Merger Sub”), will file with the Securities and Exchange Commission (the “SEC”). The solicitation and the offer to buy shares of Assertio’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Garda and Merger Sub intend to file with the SEC. In addition, Assertio will file with the SEC a Solicitation/ Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of Assertio on Schedule 14D-9 and related materials with respect to the tender offer and merger, free of charge at the website of the SEC at www.sec.gov or from the information agent named in the tender offer materials. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by Assertio under the “Investors” section of Assertio’s website at www.assertiotx.com.

STOCKHOLDERS AND INVESTORS ARE STRONGLY ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF ASSERTIO ON SCHEDULE 14D-9 AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs. Forward-looking statements speak only as of the date they are made and should not be relied upon as predictions of future events, as there can be no assurance that the events or circumstances reflected in these statements will be achieved or will occur.

In particular, this communication includes forward-looking statements regarding Assertio Holdings, Inc. (“Assertio” or the “Company”), the proposed tender offer by Audi Merger Sub, Inc., a wholly owned subsidiary of Garda Therapeutics, Inc. (“Garda”), to acquire all outstanding shares of the Company’s common stock and the subsequent merger pursuant to which the Company would become a wholly owned subsidiary of Garda, including, without limitation, statements regarding the expected timing and completion of these transactions and the parties’ ability to satisfy the conditions to consummation.

Privileged & Confidential

Prepared at the request of counsel

Forward-looking statements can often, but not always, be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “opportunity,” “plan,” “potential,” “project,” “seek,” “should,” “strategy,” “target,” “will,” or the negative of these words and phrases, other variations of these words and phrases or comparable terminology.

These forward-looking statements are based upon current estimates and assumptions and are subject to various risks and uncertainties, many of which are beyond the Company’s control and subject to change. Actual results could differ materially from those expressed or implied by these forward-looking statements. Important factors that could cause actual results to differ materially include, among others: risks associated with the timing of the closing of the proposed transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed transaction will not occur in which case Rolvedon would be the Company’s only product; uncertainties as to how many of the Company’s stockholders will tender their shares in the offer; the possibility that competing offers will be made; the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction; the outcome of any legal proceedings that may be instituted against the parties and others related to the transaction; unanticipated difficulties or expenditures relating to the proposed transaction; the effect of the announcement or pendency of the proposed transaction on the Company’s business and operating results (including the response of business partners and competitors and potential difficulties in employee retention as a result of the announcement and pendency of the proposed transaction); risks related to the diverting of management’s attention from the Company’s ongoing business operations; and other risks and uncertainties identified in the Company’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other filings. Many of these risks and uncertainties may be exacerbated by public health emergencies and general macroeconomic conditions.

The foregoing list of factors is not exhaustive. You should not place undue reliance on any forward-looking statements. The Company does not assume, and hereby disclaims, any obligation to update or revise any forward-looking statements, except as required by law.

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